Exhibit T3A.16.2
CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
NEWCOURT CREDIT GROUP USA INC.
(Pursuant to Section 242)
          Newcourt Credit Group USA Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that:
          1. This Certificate of Amendment amends the Amended and Restated Certificate of Incorporation by authorizing the creation of a series of preferred stock.
          2. The board of directors of the Corporation, by the unanimous written consent of its members filed with the minutes of the board, duly adopted a resolution proposing and declaring advisable, in accordance with Section 242 of the General Corporation Law of the State of Delaware, the following amendment to the Amended and Restated Certificate of Incorporation of the Corporation:
     Article FOURTH of the Certificate of Incorporation of the Corporation is hereby amended to read in its entirety as follows:
     “FOURTH: 1. The Corporation shall have authority to issue 100,000 shares of Common Stock, par value U.S. $.01 (one U.S. cent) per share, and 3,000,000 shares of Preferred Stock, par value U.S. $.01 (one U.S. cent) per share.
               2. Shares of Preferred Stock may be issued by the Corporation from time to time in one or more classes or series, with such designations, powers, privileges, preferences and relative, participating, optional or other rights, if any, and such qualifications, limitations or restrictions thereon as are permitted by law and as the Board of Directors shall from time to time provide for by resolution or resolutions duly adopted, including, without limitation, voting powers, if any (including multiple or fractional votes per share), dividend rights, if any (including dividend preferences or limited or unlimited dividend participation), conversion rights, mandatory or optional redemption rights or restrictions and preferences, limited or unlimited participation or in the amount to be paid on liquidation, and the Board of Directors is hereby authorized to fix and determine the powers, privileges, preferences and rights of any series of Preferred Stock (including, but not limited to, applicable conversion or redemption rates or prices or dividend rates), and to fix the number of shares constituting any such series and to increase or decrease the number of shares of any such series (but not below the number of shares thereof then outstanding). In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.
               3. The Corporation shall not declare or pay a dividend or other distribution on its issued and outstanding Common Stock or redeem or otherwise purchase any shares of Common Stock if there are reasonable grounds for believing that the realizable value of the Corporation’s assets would, after the payment, be less than the aggregate of: (i) its liabilities, and (ii) the amount required for payment on a redemption of all the then issued and outstanding Preferred Stock.”
          3. The aforesaid amendment was duly adopted by the written consent of the sole stockholder of the Corporation in accordance with Sections 242 and 228 of the General Corporation Law of the State of Delaware.
          IN WITNESS WHEREOF, the undersigned has executed this Certificate on behalf of the Corporation this 15th day of November, 1999.

/s/ Robert Schmelzer Name: Robert Schmelzer
Title: Vice President